UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OTTER TAIL CORPORATION
(Name of Issuer)

Common Shares, par value $5.00 per share
(Title of Class of Securities)

689648103
(CUSIP Number)

Robert P. Davis, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2670	Laurie Smiley, Esq. Arian Colachis, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 689648103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,406,499(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,406,499(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,499(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) OO

(1) All Common Shares of Otter Tail Corporation beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.   Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares held by Cascade.  Mr. Larson disclaims beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

CUSIP No. 689648103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,406,499(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,406,499(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,499 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) IN

(1)     All Common Shares of Otter Tail Corporation beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares held by Cascade.  Mr. Larson disclaims beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

EXPLANATORY STATEMENT

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Shares, par value $5.00 per share (the “Common Shares”) of Otter Tail Corporation (the “Issuer”).  Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) jointly file this Amendment No. 2 to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 22, 2009, as amended on April 15, 2009 (the “Schedule 13D”).  Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 4.       Purpose of Transaction

At Cascade’s request, and subject to certain conditions set forth below, a special committee of the Board of Directors (the “Board”) of the Issuer has waived the restrictions and limitations set forth in Section 302A.673 of the Minnesota Business Corporation Act (the “MBCA”) that prohibit “Interested Shareholders” from engaging in “Business Combinations” (as such terms are defined in the MBCA) to allow Cascade to acquire, through open-market purchases, block transactions, privately negotiated transactions or otherwise, additional voting securities such that it could beneficially own 10% or more of the outstanding voting securities of the Issuer.

As a condition to the grant of such waiver, on May 1, 2009, Cascade and the Issuer entered into a standstill agreement (the “Standstill Agreement”).  Pursuant to the Standstill Agreement, during the Standstill Period (as defined below), Cascade has agreed that it and its subsidiaries (as defined in the Standstill Agreement) shall not, without the approval of the Board:

(i)

acquire, or propose or agree to acquire, voting securities of the Issuer if such acquisition would result in Cascade beneficially owning 20% or more of the Issuer’s outstanding voting securities, except (A) by way of stock dividends or other distributions made to holders of voting securities generally and (B) pursuant to a “Permitted Acquisition Transaction” as defined in the Standstill Agreement;

(ii)

form or join any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to voting securities, other than a group, if any, consisting solely of Cascade, any of its subsidiaries and William H. Gates III;

(iii)	deposit any voting securities in a voting trust or subject any voting securities to any voting agreement or similar arrangement with respect to the voting of such voting securities; or

(iv)

become a “participant” in any “solicitation” of “proxies” (as such terms are defined in Regulation 14A of the Act) to vote, or to seek to influence any person or entity with respect to the voting of any voting securities, except in accordance with matters recommended by the Board.

For the avoidance of doubt, the restrictions on Cascade’s actions pursuant to the Standstill Agreement do not apply to any portfolio company of Cascade so long as Cascade or any of its subsidiaries is not the party exercising control over or requesting the decision to purchase the Issuer’s voting securities.  In addition, Cascade will not be deemed in violation of the Standstill Agreement if Cascade’s beneficial ownership of the Issuer exceeds 20% solely as a result of an acquisition of voting securities by the Issuer or its subsidiaries that, by reducing the number of voting securities outstanding, increases the proportionate number of voting securities beneficially owned by Cascade (and its subsidiaries).  The Standstill Agreement does not prevent Cascade (or any of its subsidiaries) from voting any of the Issuer’s voting securities then beneficially owned by Cascade (or any of its subsidiaries) in any manner.

The “Standstill Period” is defined as the period (a) beginning on the date Cascade acquires voting securities of the Issuer such that its aggregate beneficial ownership, directly or indirectly, of the outstanding voting securities is 10% or greater, and (b) ending on the date of the termination of the Standstill Agreement.

Cascade may terminate the Standstill Agreement under certain circumstances, including:

(i)	upon one year’s prior written notice delivered by Cascade at any time after May 1, 2012;

(ii)

upon written notice delivered by Cascade at any time after a third party (x) commences a tender offer or enters into a definitive merger (or other business combination) agreement contemplating the acquisition of at least 50% of the Issuer’s voting securities or all or any material portion of the Issuer’s assets or (y) publicly announces a proxy contest with respect to the election of any directors of the Issuer;

(iii)

upon written notice by Cascade at any time after Cascade had acquired beneficial ownership of 10% or more of the outstanding voting securities but thereafter disposed of such securities such that its beneficial ownership at such time is less than 10% of the outstanding voting securities; or

(iv)

upon the execution and delivery of a new standstill agreement between Cascade and the Issuer’s new holding company upon consummation of the Issuer’s previously announced plans to form a new holding company.

The description of the Standstill Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Standstill Agreement, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Cascade intends to proceed in cooperation with the Issuer to obtain the regulatory approvals necessary for Cascade to increase its ownership interest in the Issuer from time to time through open market purchase transactions or otherwise to 10% or more but less than 20% of the Issuer’s outstanding voting securities. There can be no assurance that Cascade and the Issuer will obtain such regulatory approvals. Even if Cascade were to receive the required regulatory approvals, there can be no assurance as to when, over what period of time, or to what extent Cascade may decide to increase its ownership interest in the Issuer.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 1, 2009, Cascade and the Issuer entered into the Standstill Agreement, which is described in Item 4 of this Amendment No. 2.  A copy of the Standstill Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

Exhibit 99.1            Standstill Agreement, dated May 1, 2009, by and between Cascade and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2009	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for Michael Larson, Business Manager (2)

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for William H. Gates III(3)

	* By:	/s/Alan Heuberger
Alan Heuberger

(1) This Amendment No. 2 is being filed jointly by Cascade and William H. Gates III pursuant to the Joint Filing Agreement dated January 21, 2009 and included with the signature page to Cascade’s Schedule 13D with respect to the Issuer filed on January 22, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to the Amendment No. 1 to Cascade’s Schedule 13D with respect to the Issuer filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to the Amendment No. 1 to Cascade’s Schedule 13D with respect to the Issuer filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.